

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04021110

February 18, 2004

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary
United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/18/2004

Re: United Technologies Corporation
Incoming letter dated January 22, 2004

Dear Mr. Hildebrand:

This is in response to your letter dated January 22, 2004 concerning the shareholder proposal submitted to United Technologies by Gilbert Wierschke. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Gilbert Wierschke
303 Autumn Chase
Ellington, CT 06029

101829

From: Hildebrand, Chuck CORP [CHUCK.HILDEBRAND@UTC.COM]
Sent: Thursday, January 22, 2004 11:35 AM
To: 'cfletters@sec.gov'
Subject: No Action Request of United Technologies Corp. Under Rule 14a-8

United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

January 22, 2004

BY SUBMISSION TO ELECTRONIC MAILBOX
OF DIVISION OF CORPORATE FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

United Technologies Corporation (the "Company") is submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). On January 12, 2004, the Company received a letter dated January 9, 2004 (a copy of which is attached hereto as Exhibit A) from Mr. Gilbert Wierschke (the "Proponent"), requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2004 proxy statement. The Proposal requires that "compensation packages shall be submitted for the approval of the stockholders for any employee of the corporation with a compensation package (including salary and bonuses) exceeding 40 times the total compensation (including salary and bonuses) of the lowest paid employee of the corporation."

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy ("Proxy Materials") relating to the Company's 2004 annual meeting of shareowners pursuant to Rule 14a-8(e) under the Exchange Act because the Proponent failed to submit the Proposal in a timely matter.

The Company intends to file its definitive 2003 Proxy Materials with the Securities and Exchange Commission ("the Commission") on or about February 27, 2004, and the annual meeting of shareowners of the Company is scheduled to occur on or about April 14, 2004.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Proxy Materials.

Discussion

The Company believes that the Proposal may be excluded from the Proxy Materials because the Company received the Proposal on January 12, 2004, several months after the Company's deadline for the submission of shareholder proposals (October 24, 2003).

Rule 14a-8(e)(2) establishes the deadline by which shareholder proposals to be considered at an annual meeting must be submitted for inclusion in a proxy statement: "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the prior year's annual meeting." The Company disclosed this deadline, as required by Rule 14a-5(e), in the Company's 2003 proxy statement under the heading "When are shareowner proposals for the 2004 Annual Meeting due." This section of the 2003 proxy statement states that "any shareowner who wishes to have a shareowner proposal included in the corporation's proxy statement for the 2004 Annual Meeting must submit the proposal in writing to the Corporate Secretary for receipt by October 24, 2003."

The Company's proxy statement for its 2003 annual meeting was released to shareowners on February 21, 2003, and the annual meeting was held on April 9, 2003. The Company's 2004 annual meeting is scheduled for April 14, 2004, which date is within 30 days of the date on which the Company held its 2003 annual meeting of shareowners. Therefore, pursuant to Rule 14-8(e), the Proposal was required to be received by the Company no later than 120 days before February 21, 2004, i.e., October 24, 2003. Mr. Wierschke's Proposal, which the Company received on January 12, 2004, does not comply with this requirement.

The Company also respectfully requests that the staff (the "Staff") of the Commission waive the requirement under Rule 14a-8(j)(1) under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the company to make its submission later if the company demonstrates good cause for not meeting this deadline. Since the Company did not receive the Proposal until January 12, 2004, the Company was unable to submit its request for no action relief no later than 80 calendar days before its planned proxy filing date of February 27, 2004. We, therefore, believe the Company's no-action request falls within the good-cause exception to Rule 14a-8(j)(1). The Staff has granted such relief under similar circumstances in the past. See Prudential Financial, Inc. (February 12, 2003) and other no-action letters cited therein.

Conclusion

Based on the foregoing, the Company respectfully requests the concurrence of the Staff that the Company may omit the Proposal from its 2004 Proxy Materials pursuant to Rule 14d-8(e) and requests that the Staff waive compliance by the Company with the 80-day requirement of Rule 14a-8(j)(1). If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (860) 728-7836 or fax (860) 660 0245.

Sincerely,

Charles F. Hildebrand

Charles F. Hildebrand
Associate General Counsel & Assistant Secretary

cc: Mr. Gilbert Wierschke
303 Autumn Chase
Ellington, CT 06029

Exhibit A

[Received by UTC Corporate Secretary on January 12, 2004]

January 9, 2004

Mr. Gilbert Wierschke
303 Autumn Chase
Ellington, CT 06029

United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103-2608

ATT: Office of the Secretary

Attached please find a proposal that I would like to present at the upcoming annual meeting. By way of this letter I would also request that it be included in the proxy distribution to all stockholders.

Sincerely yours

Mr. Gilbert Wierschke

Mr. Gilbert Wierschke, 303 Autumn Chase, Ellington, CT 06029, a holder of 620 common shares and 345 ESOP shares, intends to introduce the following proposal at the Annual Meeting.

RESOLVED: That compensation packages shall be submitted for approval of the stockholders for any employee 'of the corporation with a compensation package (including salary and bonuses) exceeding 40 times the total compensation (including salary and bonuses) of the lowest paid employee of the corporation.

REASONS: The current system of executive compensation is controlled by a small elite group, which operates more like an oligarchy than a system driven by market forces. It is clear that this has taken its natural course to excess and as such requires new guidelines not currently used by the compensation committee.

The disparity in income between the highest and lowest paid employees is doing irreparably harm to the moral of employees to say nothing of the wider social harm.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Technologies Corporation
Incoming letter dated January 22, 2004

The proposal relates to compensation.

There appears to be some basis for your view that United Technologies may exclude the proposal under rule 14a-8(e)(2) because United Technologies received it after the deadline for submitting proposals. Accordingly we will not recommend enforcement action to the Commission if United Technologies omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that United Technologies did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it planned to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant United Technologies' request that the 80-day requirement be waived.

Sincerely,



Grace K. Lee
Special Counsel